Exemption No. 82-4962

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

04 FEB 27 AM 7:21

SUPPL

26 February 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04010147

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2003 and the Audited Results of the Group for the financial year ended 31 December 2003 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

dlw 2/27

Encls...
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Exemption No. 82-4962

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2003. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	(UNAUDITED) INDIVIDUAL QUARTER		(AUDITED) CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR-TO-DATE 31/12/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/12/2002 RM'000
Revenue	**1,154,874**	924,914	**4,237,069**	3,534,686
Cost of sales	**(612,137)**	(496,657)	**(2,229,038)**	(1,935,670)
Gross profit	**542,737**	428,257	**2,008,031**	1,599,016
Other income	**42,981**	61,876	**124,355**	116,691
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	**(4,744)**	-	**(94,572)**	-
Other expenses	**(84,077)**	(114,898)	**(361,494)**	(325,926)
Profit from operations	**496,897**	375,235	**1,676,320**	1,389,781
Finance cost	**(15,348)**	(18,944)	**(68,201)**	(67,938)
Share of results of associated companies	**(119,155)**	3,974	**(45,888)**	206,541
Gain on dilution of Group's interest in an associated company	-	-	-	31,132

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003 (cont'd)

	(UNAUDITED) INDIVIDUAL QUARTER		(AUDITED) CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR-TO-DATE 31/12/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/12/2002 RM'000
Profit from ordinary activities before taxation	**362,394**	360,265	**1,562,231**	1,559,516
Taxation	**(146,353)**	(120,066)	**(480,645)**	(456,585)
Profit from ordinary activities after taxation	**216,041**	240,199	**1,081,586**	1,102,931
Minority shareholders' interests	**(65,448)**	(68,769)	**(367,775)**	(346,407)
Net profit for the period	**150,593**	171,430	**713,811**	756,524
Basic earnings per share (sen)	**21.38**	24.34	**101.34**	107.41
Diluted earnings per share (sen)	**21.25**	24.32	**101.18**	107.37

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2003

	(AUDITED) AS AT 31 DEC 2003 RM'000	(AUDITED) AS AT 31 DEC 2002 RM'000
NON-CURRENT ASSETS		
Property, plant and equipment	6,221,984	4,881,449
Real property assets	513,729	525,088
Associated companies	2,159,072	2,431,178
Other long term assets	32,413	35,841
Deferred taxation	3,810	23,644
CURRENT ASSETS		
Property development	99,321	86,957
Inventories	283,879	251,671
Trade & other receivables	507,862	313,175
Amount due from associated companies	735	1,169
Short term investments	1,329,145	1,269,371
Bank balances and deposits	3,055,515	1,626,318
	5,276,457	3,548,661
LESS CURRENT LIABILITIES		
Trade & other payables	816,883	537,933
Short term borrowings	249,311	512,776
Taxation	257,977	260,704
	1,324,171	1,311,413
NET CURRENT ASSETS	3,952,286	2,237,248
	12,883,294	10,134,448
FINANCED BY		
SHARE CAPITAL	352,169	352,169
RESERVES	6,692,678	6,074,051
SHAREHOLDERS' EQUITY	7,044,847	6,426,220
MINORITY INTERESTS	3,035,919	2,404,703
NON-CURRENT LIABILITIES		
Long term borrowings	2,215,077	929,788
Other long term liabilities	95,710	229,072
Deferred taxation	491,741	144,665
Total non-current liabilities	2,802,528	1,303,525
	12,883,294	10,134,448
NET TANGIBLE ASSETS PER SHARE (RM)	10.00	9.12

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003 (AUDITED)

		Non-Distributable			Distributable	
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Reserve on Exchange Differences RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2002 as previously reported	352,169	97,803	383,908	49,430	4,853,448	5,736,758
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2001	-	-	-	-	63,390	63,390
- Effect of deferred taxation on adoption of MASB 25 [Refer Note 1(a)]	-	-	(71,604)	-	32,065	(39,539)
As restated	352,169	97,803	312,304	49,430	4,948,903	5,760,609
Net profit/(loss) not recognised in the income statement	-	-	(1,655)	7,976	1,655	7,976
Net profit for the financial year	-	-	-	-	756,524	756,524
Appropriation:						
- Final dividend paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63,390)	(63,390)
Interim dividend paid for financial year ended 31 December 2002 (7.0 sen less 28% income tax)	-	-	-	-	(35,499)	(35,499)
Balance at 31 December 2002	352,169	97,803	310,649	57,406	5,608,193	6,426,220
Balance at 1 January 2003 as previously reported	**352,169**	**97,803**	**382,218**	**57,406**	**5,581,020**	**6,470,616**
Prior period adjustment:						
- Effect of deferred taxation on adoption of MASB 25 [Refer Note 1(a)]	-	-	**(71,569)**	-	**27,173**	**(44,396)**
As restated	**352,169**	**97,803**	**310,649**	**57,406**	**5,608,193**	**6,426,220**
Net profit/(loss) not recognised in the income statement	-	-	**(2,125)**	**8,777**	**2,125**	**8,777**
Net profit for the financial year	-	-	-	-	**713,811**	**713,811**
Appropriation :						
- Final dividend paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	-	-	-	-	**(68,462)**	**(68,462)**
Interim dividend paid for financial year ended 31 December 2003 (7.0 sen less 28% income tax)	-	-	-	-	**(35,499)**	**(35,499)**
Balance at 31 December 2003	**352,169**	**97,803**	**308,524**	**66,183**	**6,220,168**	**7,044,847**

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	(AUDITED) 2003 RM'000	(AUDITED) 2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	1,562,231	1,559,516
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	345,145	279,807
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	94,572	-
Finance cost	68,201	67,938
Share of results of associated companies	45,888	(206,541)
Investments written down	60	33,350
Net gain on disposal of PPE, real property assets and property development	(76,831)	(25,993)
Interest income	(70,339)	(56,673)
Net (write-back of)/provision for retirement gratuities	(23,616)	28,829
Gain arising on dilution of interest in associated company	-	(31,132)
Other non-cash items	15,531	14,204
	398,611	103,789
Operating profit before changes in working capital	1,960,842	1,663,305
Net change in current assets	19,338	(69,406)
Net change in current liabilities	(50,428)	3,200
	(31,090)	(66,206)
Cash generated from operations	1,929,752	1,597,099
Taxation paid	(464,557)	(359,037)
Other net operating receipts	18,959	18,068
	(445,598)	(340,969)
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,484,154	1,256,130
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of PPE	(355,186)	(574,384)
Investment in associated company	(229,240)	(202,010)
Purchase of additional shares from minority shareholders	(152,848)	-
Increase in investments and other long term assets	(146,333)	(45,394)
Acquisition of an associated company **	(11,743)	-
Acquisition of a subsidiary company/controlling stake in an associated company *	231,783	-
Interest received	63,471	52,633
Proceeds from disposal of investments	30,706	77,735
Proceeds from disposal of PPE, real property assets and property development	14,231	124,625
Other net receipts from investing activities	21,198	5,674
NET CASH USED IN INVESTING ACTIVITIES	(533,961)	(561,121)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(841,180)	(97,490)
Dividend paid to minority shareholders	(206,282)	(66,908)
Dividend paid	(103,960)	(98,889)
Finance cost paid	(66,180)	(69,561)
Proceeds from issue of Redeemable Exchangeable Notes	1,140,000	-
Proceeds from bank borrowings	496,934	355,400
Other net receipts from financing activities	350	-
NET CASH INFLOW FROM FINANCING ACTIVITIES	419,682	22,552
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,369,875	717,561
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	2,766,755	2,043,174
EFFECT OF CURRENCY TRANSLATION	354	6,020
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	4,136,984	2,766,755

	(AUDITED) 2003 RM'000	(AUDITED) 2002 RM'000
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	3,055,515	1,626,318
Money market instruments (included in Short term investments)	1,081,469	1,140,514
	4,136,984	2,766,832
Bank overdrafts (included in Short term borrowings)	-	(77)
	4,136,984	2,766,755

* ANALYSIS OF THE ACQUISITION OF A SUBSIDIARY COMPANY/CONTROLLING STAKE IN AN ASSOCIATED COMPANY

	CURRENT YEAR-TO-DATE RM'000
Net assets acquired and net cash inflow on acquisition of subsidiary companies are analysed as follows:	
PPE	(1,297,506)
Investment in associated company	(92,503)
Inventories	(34,401)
Trade and other receivables	(216,467)
Bank balances and deposits	(473,602)
Trade and other payables	167,826
Provision for retirement gratuities	1,149
Taxation	15,239
Short term borrowings	150,000
Long term loan	80,000
Deferred taxation	335,463
Minority interests	548,246
	(816,556)
Net assets attributable to shares previously held and treated as associated company	531,925
Reserve on consolidation	42,812
Total purchase consideration	(241,819)
Bank balances and deposits of subsidiary companies acquired	473,602
Net cash inflow on acquisition of subsidiary companies	231,783

** ANALYSIS OF THE ACQUISITION OF AN ASSOCIATED COMPANY

	CURRENT YEAR-TO-DATE RM'000
Net assets acquired and net cash outflow on acquisition of an associated company are analysed as follows:	
PPE	320
Net working capital	2,928
	3,248
Goodwill arising on consolidation	8,495
Total purchase consideration	11,743
Bank balances and deposits of associated company acquired	-
Net cash outflow on acquisition of an associated company	11,743

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 4th QUARTER ENDED 31 DECEMBER 2003

(I) Compliance with MASB 26: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable in the current financial year.

Consequently, in compliance with MASB 25, Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax asset can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	As previously reported RM'000	Prior period adjustments RM'000	As restated RM'000
Non-current assets:			
Deferred taxation	18,040	5,604	23,644
Reserves:			
Unappropriated profit	5,581,020	27,173	5,608,193
Revaluation reserve	382,218	(71,569)	310,649
Minority interests	2,432,810	(28,107)	2,404,703
Non-current liabilities:			
Deferred taxation	66,558	78,107	144,665

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM9.19 as previously reported to RM9.12.

ii) Impact on Income Statement:

Preceding year quarter and cumulative period to 31 December 2002:	As previously reported	Prior period adjustments	As restated
Taxation (RM'000)			
Quarter	119,092	974	120,066
Financial year ended 31 December	452,687	3,898	456,585
Minority shareholders' interests (RM'000)			
Quarter	68,530	239	68,769
Financial year ended 31 December	345,448	959	346,407
Basic earnings per share (sen)			
Quarter	24.51	-	24.34
Financial year ended 31 December	108.10	-	107.41

(b) **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the year ended 31 December 2002 did not contain any qualification.

(c) **Seasonal or Cyclical Factors**

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Paper Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches ("FFB") is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

Other than as disclosed in the Income Statement, the unusual item included in the current financial year ended 31 December 2003 is as follows:

The gross profit for the current financial year ended 31 December 2003 included RM69.1 million gain arising on disposal of approximately 953 acres of land located at Mukim Senai-Kulai, Daerah Johor Bahru, Johor Darul Takzim by Asiatic Indahpura Development Sdn Bhd ("AIDSB"), a wholly owned subsidiary of Asiatic Development Berhad ("ADB"), which in turn is a 54.9% owned subsidiary of the Company, to Ambang Budi Sdn Bhd ("ABSB") for a sale consideration of RM82.7 million. The related tax charge of RM16.2 million had been provided. The disposal had resulted in a reduction of approximately RM13.6 million in Real Property Assets of the Group.

The above disposal had no cashflow effect as the sale consideration of the above disposal was utilised to set off the following interdependent transactions with ABSB:

i) The purchase consideration of RM77.3 million on the acquisition of the remaining 30% equity interest in AIDSB; and

ii) The borrowings of RM5.4 million from ABSB.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2003 or changes in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

i) On 5 December 2003, Commerce International Merchant Bankers Berhad ("CIMB") announced on behalf of the Company that the Company proposes to issue up to US$300.0 million nominal value 5-year redeemable exchangeable notes ("Notes") through its wholly-owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"), a company incorporated in the Federal Territory of Labuan under the Offshore Companies Act 1990 on 13 October 2003. The Notes are exchangeable into existing ordinary shares of RM0.50 each ("Resorts Shares") in Resorts World Bhd ("Resorts") held by the Company.

The Notes were offered to non-residents of Malaysia by PVLL by way of a "book-building" process held on 5 December 2003. On 8 December 2003, CIMB further announced, on behalf of the Company, that the "book-building" process had been completed and the Notes had been fully placed to investors.

The Notes which are guaranteed by the Company may be exchanged at the option of the holders of the Notes into Resorts Shares at any time during the period beginning on and including 21 January 2004 and ending at the close of business on 2 December 2008. However, the Company may, at its option choose to satisfy the exchange obligation, in whole or in part, by paying the holders of the Notes in cash. Any Notes which are not cancelled, exchanged or redeemed before the maturity date will be redeemed in cash upon its maturity.

Upon the issuance of the Notes to the investors who were successful in the "book-building" process, the Notes were listed on the Luxembourg Stock Exchange on 12 December 2003 with a secondary listing on the Labuan International Financial Exchange on 30 December 2003. The Notes bear interest from 12 December 2003, the Issue Date, at 1% per annum payable in arrears on 12 June and 12 December each year commencing on 12 June 2004.

ii) There was a repayment of redeemable fixed rate unsecured bonds of RM150.0 million by an indirect subsidiary company during the current financial year.

iii) There was an issuance of 389,000 new ordinary shares of 50 sen each, for cash, by Asiatic Development Berhad arising from the exercise of options granted under the Asiatic Executive Share Option Scheme at an exercise price of 92 sen per ordinary share during the current quarter.

Other than the above, there were no other issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial year ended 31 December 2003.

(g) **Dividends Paid**

Dividends paid during the current financial year ended 31 December 2003 are as follows:-

		RM'000
i)	Final dividend paid on 5 August 2003 for the year ended 31 December 2002 - 13.5 sen less 28% tax per ordinary share of 50 sen each	68,462
ii)	Interim dividend paid on 31 October 2003 for the year ended 31 December 2003 - 7.0 sen less 28% tax per ordinary share of 50 sen each	35,499
		103,961

(h) Segment Information

Segment analysis for the current financial year ended 31 December 2003 is set out below:

	Leisure & Hospitality RM'000	Plantations RM'000	Properties RM'000	Paper RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Operating Revenue									
External	2,655,575	380,007	128,854	435,408	54,524	529,998	52,703	-	4,237,069
Inter segment	3,752	-	20,242	1,769	-	4,791	62,241	(92,795)	-
	2,659,327	380,007	149,096	437,177	54,524	534,789	114,944	(92,795)	4,237,069
Results									
Segment profit	1,131,025	167,455	85,629	43,171	28,828	203,471	41,640	(666)	1,700,553
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company									(94,572)
Interest income									70,339
Finance cost									(68,201)
Share of results of associated companies	(88,603)	3,496	622	-	-	38,597	-	-	(45,888)
Profit from ordinary activities before taxation									1,562,231
Taxation									(480,645)
Profit from ordinary activities after taxation									1,081,586
Minority shareholders' interests									(367,775)
Net profit for the year									713,811

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the End of Financial Year**

i) On 19 January 2004, Genting International PLC ("GIPLC"), an indirect 63.0% owned subsidiary of the Company announced that Calidone Limited ("CL"), a wholly-owned subsidiary of GIPLC, had entered into a Shareholders' Agreement with Star Cruises (C) Limited ("SCCL"), a wholly-owned subsidiary of Star Cruises Limited ("SCL"), which in turn is a 35.99% associated company of Resorts, for the subscription of 499,998 and 500,000 ordinary shares of USD1 each in WorldCard International Limited ("WCIL") by CL and SCCL respectively for cash at par.

Under the Shareholders' Agreement, CL will subscribe for 499,998 new ordinary shares of USD1 each in WCIL in addition to the 2 ordinary shares of USD1 each it currently owns in WCIL. With the subscriptions at par value, WCIL has ceased to be a subsidiary of GIPLC and is rendered a 50%-owned associate of the GIPLC Group and the balance 50% equity being owned by the SCL Group.

With the Shareholders' Agreement, the GIPLC and SCL Groups will jointly use the "WorldCard" trade name and technology platform to build an international customers' data base which shares common values and benefits.

ii) On 17 February 2004, Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, announced the following proposed acquisitions by two of its subsidiary companies:

a. acquisition of the entire issued and fully paid-up capital of Trushidup Plantations Sdn Bhd ("TPSB"), Wawasan Land Progress Sdn Bhd ("WLPSB") and Dianti Plantations Sdn Bhd ("DPSB") from several individuals for a total cash consideration of RM81.8 million. TPSB, WLPSB and DPSB are principally engaged in the cultivation and sale of fresh fruit bunches ("ffb") and own 4,989 acres, 2,635 acres and 491 acres of plantation land respectively all located in the District of Kinabatangan, Sabah;

b. acquisition of the entire issued and fully paid-up share capital of Cengkeh Emas Sdn Bhd ("CESB") and Kituva Plantations Sdn Bhd ("KPSB") for a total cash consideration of RM20.0 million from Syarikat Trushidup Sdn Bhd ("STSB") and several individuals. CESB and KPSB are principally engaged in the cultivation and sale of ffb and own 505 acres and 1,208 acres of plantation land respectively all located in the District of Kinabatangan, Sabah;

c. acquisition of approximately 1,749 acres of plantation land together with a palm oil mill and other plantation assets located in the District of Kinabatangan, Sabah for a total cash consideration of RM50.3 million from STSB;

d. acquisition of other plantation assets for a total cash consideration of RM1.0 million; and

e. acquisition of approximately 5,110 acres of plantation land located in the District of Kinabatangan, Sabah for a total consideration of RM51.9 million from STSB.

The above proposed acquisitions are interdependent and are subject to the following conditions being satisfied within 6 months from the date of signing but not earlier than 31 March 2004:

i) the approval of Foreign Investment Committee being obtained;

ii) the completion of a due diligence to the satisfaction of the Company; and

iii) any other approvals from the relevant authorities as may be required.

Other than the above, there were no other material events subsequent to the end of the financial year that have not been reflected in the financial statements for the current financial year ended 31 December 2003.

(k) **Changes in the Composition of the Group**

i) On 26 April 2002, the Company announced that Mastika Lagenda Sdn Bhd ("Mastika"), an indirect 97.7% owned subsidiary of the Company, entered into a Sale and Purchase Agreement with Tenaga Nasional Berhad ("TNB") for the purchase of TNB's entire 20% equity interest in Genting Sanyen Power Sdn Bhd ("GSP"), for a total cash consideration of RM240.0 million ("The Proposed Acquisition"). Prior to The Proposed Acquisition, Mastika had held a 40% stake in GSP.

The completion of The Proposed Acquisition on 24 March 2003 has rendered GSP to be a 60% owned subsidiary of Mastika. The completion of The Proposed Acquisition does not have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

ii) On 16 December 2002, the Company announced that GIPLC had executed a term sheet with Pacific Lottery Incorporated ("Pacific") for the purchase of 18 million units of Pacific securities at Canadian Dollars 4.5 million (RM11.7 million).

On 10 April 2003, the Company announced that Genting International Management Services Pte Ltd ("GIMS"), a wholly-owned subsidiary of GIPLC, had pursuant to the term sheet earlier executed between GIPLC and Pacific and the Subscription Agreement between GIMS and Pacific, acquired 18 million units of Pacific securities at Canadian Dollar 0.25 per unit, consisting of one common share and one warrant exercisable at Canadian Dollar 0.25 for a period of up to 24 months from 7 April 2003 being the date of closing ("Private Placement"). With the completion of the Private Placement, GIPLC via GIMS holds approximately 30% equity stake in Pacific.

The completion of the Private Placement does not have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

iii) On 10 April 2003, ADB announced the completion of the acquisition of a subsidiary company, Kenyalang Borneo Sdn Bhd ("KBSB") for a revised purchase consideration of RM0.9 million pursuant to a supplemental agreement dated the same day.

KBSB, a private limited company incorporated in Malaysia, has been alienated a piece of agricultural land measuring approximately 5,000 hectares by the State Authority of Sarawak.

The above acquisition does not have any material impact on the Net Tangible Assets per share and Earnings per share of the Group.

iv) On 2 June 2003, the Company announced that Genting Sanyen Power (Labuan) Limited ("GSPL"), an indirect wholly-owned subsidiary of the Company, had on 30 May 2003, acquired the entire issued share capital of Genting Power (Swiss) GmbH (formerly known as NRGenerating Holdings (No. 3) GmbH, Switzerland) ("GPS") from NRGenerating Luxembourg (No. 1) S.a.r.l. for a total cash consideration of USD27.58 million (RM104.8 million). GPS owns 100% of WEB Energy Ltd ("WEB") and 74% of Eastern Generation Services (India) Pvt. Ltd. ("EGSIPL"). WEB owns 30% of Lanco Kondapalli Power Pvt. Ltd. ("LKPPL"). LKPPL owns the 368MW combined cycle gas fired Lanco Kondapalli power station ("Power Plant") which is located in Hyderabad, state of Andhra Pradesh, India. EGSIPL is the operator and manager of the Power Plant.

This acquisition does not have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

Other than the above, there were no other material changes in the composition of the Group during the current financial year ended 31 December 2003.

(l) **Changes in Contingent Liabilities or Contingent Assets**

Certain subsidiaries of the Group had in November 2000 disposed their interest of 29.1 million shares of NCL Holding ASA ("NCL") to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Ltd, which in turn is a 35.99% associated company of Resorts , at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, the Group may receive an additional consideration amounting to approximately RM165.7 million (USD43.6 million). On 8 January 2004, Arrasas appealed the decision.

Other than the contingent assets as disclosed above and the contingent liability as disclosed in Note 11 in Part II of this interim financial report, there were no other material changes in the contingent liabilities or contingent assets since 31 December 2002.

(m) **Capital Commitments**

Authorised capital commitments not provided for in this interim financial report as at 31 December 2003 are as follows:

	RM'000
Contracted	396,307
Not contracted	403,097
	799,404
Analysed as follows:	
- Property, plant and equipment	730,833
- Investments	59,749
- Others	8,822
	799,404

ADDITIONAL INFORMATION REQUIRED BY MALAYSIA SECURITIES EXCHANGE BERHAD - 4th QUARTER ENDED 31 DECEMBER 2003

(II) **Compliance with Appendix 9B of MSEB Listing Requirements**

1. **Review of Performance**

The comparison of the quarterly results are tabulated below:

	Current Quarter 2003 RM'million	Current Quarter 2002 RM'million	% +/-	Preceding Quarter 3Q 2003 RM'million	% +/-	Financial Year ended 31 Dec 2003 RM'million	Financial Year ended 31 Dec 2002 RM'million	% +/-
Revenue								
Leisure & Hospitality	**725.9**	706.3	+3	667.4	+9	**2,655.6**	2,688.0	-1
Plantations	**110.7**	85.1	+30	97.1	+14	**380.0**	257.1	+48
Properties	**16.1**	18.1	-11	11.6	+39	**46.2**	56.0	-18
Paper	**110.3**	95.1	+16	107.7	+2	**435.4**	388.0	+12
Power	**172.1**	-	N/A	181.4	-5	**530.0**	-	N/A
Oil & Gas	**14.4**	16.0	-10	13.1	+10	**54.5**	51.4	+6
Proceeds from disposal of quoted securities	-	-	-	-	-	**30.7**	77.7	-60
Others	**5.4**	4.3	+26	6.1	-11	**22.0**	16.5	+33
	1,154.9	924.9	+25	1,084.4	+7	**4,154.4**	3,534.7	+18
Proceeds from disposal of land	-	-	-	-	-	**82.7**	-	N/A
	1,154.9	924.9	+25	1,084.4	+7	**4,237.1**	3,534.7	+20
Profit before tax and unusual items								
Leisure & Hospitality	**333.3**	312.9	+7	289.8	+15	**1,131.0**	1,195.5	-5
Plantations	**48.5**	36.7	+32	41.7	+16	**167.5**	104.1	+61
Properties	**5.7**	26.5	-78	3.4	+68	**16.5**	37.6	-56
Paper	**7.1**	7.6	-7	10.7	-34	**43.2**	22.0	+96
Power	**65.6**	-	N/A	70.5	-7	**203.5**	-	N/A
Oil & Gas	**4.8**	2.3	>100	9.1	-47	**28.8**	(10.0)	>100
Others	**19.1**	(27.1)	>100	0.9	>100	**41.0**	(16.1)	>100
	484.1	358.9	+35	426.1	+14	**1,631.5**	1,333.1	+22
Interest income	**17.6**	16.4	+7	17.9	-2	**70.3**	56.7	+24
Finance cost	**(15.4)**	(18.9)	-19	(15.2)	+1	**(68.2)**	(67.9)	-
Gain on disposal of land	-	-	-	-	-	**69.1**	-	N/A
Adjustment/ (write-off) of net goodwill arising on acquisition of additional interest in subsidiary companies/ controlling stake in an associated company	**(4.7)**	-	N/A	3.7	>100	**(94.6)**	-	N/A
Share of results of associated companies	**(119.2)**	3.9	>100	81.2	>100	**(45.9)**	206.5	>100
Gain arising on dilution of interest in an associated company	-	-	-	-	-	-	31.1	-100
Profit before tax	**362.4**	360.3	+1	513.7	-29	**1,562.2**	1,559.5	-

Quarter ended 31 December 2003 compared to Quarter ended 31 December 2002

The Group registered a revenue of RM1,154.9 million in the current quarter compared to RM924.9 million in the previous year's corresponding quarter, which is an increase of 25%. The revenue for the current quarter included RM172.1 million from the Power Division, which was contributed by Genting Sanyen Power Sdn Bhd ("GSP"), which became an indirect 58.6% owned subsidiary of the Company with effect from 24 March 2003. Higher revenue is also contributed by the Plantations Division, due to higher palm product prices, better underlying performance in the Leisure & Hospitality Division and higher revenue from the Paper Division resulting from the higher average selling prices of paper.

The Group profit before tax for the current quarter is RM362.4 million, which is a marginal increase of 1% compared to the previous year's corresponding quarter's profit of RM360.3 million. The higher profit before tax of the Leisure & Hospitality Division and the Plantations Division is due to the higher revenue generated by these Divisions. The higher profit from the Oil & Gas Division is due to the lower costs incurred in the current quarter. There is a profit contribution of RM65.6 million from the Power Division for the current quarter.

However, these higher profits have been set-off by lower profits from the Properties Division and the Paper Division. The higher profit from the Properties Division in the previous year's corresponding quarter is due to the gain arising from the disposal of the Group's interest in the Regent Development site in Sydney, Australia.

The Group profit for the current quarter has however been affected by the losses of associated companies which relate mainly to the share of losses of RM125.4 million from Star Cruises Limited ("SCL"), compared to a share of loss of RM25.1 million in the previous year's corresponding quarter. The higher losses incurred by SCL is due to assets impairment losses and non-recurring charges during the quarter.

Financial year ended 31 December 2003 compared to 31 December 2002

The revenue for the current financial year ended 31 December 2003 increased by 20% from RM3,534.7 million in the previous year to RM4,237.1 million. Other than the additional revenue contribution from the Power Division from the second quarter, the increase is contributed by the Plantations Division, Paper Division and the Oil & Gas Division. The increased revenue is also attributable to the proceeds arising from the disposal of land which arose in the first quarter of 2003. The revenue from the Leisure & Hospitality Division is marginally lower for the current financial year ended 31 December 2003 due to the adverse effects of the Severe Acute Respiratory Syndrome ("SARS") outbreak in the region during the second quarter. There was also lower proceeds from disposal of quoted securities in the current financial year ended 31 December 2003.

The Group profit before tax for the financial year ended 31 December 2003 of RM1,562.2 million is comparable to that of the previous year's profit of RM1,559.5 million. The higher profit from the Plantations Division is due to the higher palm product prices and fresh fruit bunches' production along with profit contribution from the newly acquired oil palm estates whilst the higher profit from the Paper Division is due to the higher revenue generated. Oil & Gas Division generated higher profits due to the higher revenue and lower costs incurred. In addition, there was a gain of RM69.1 million arising from the disposal of land. The profit contribution from the Power Division for the current financial year ended 31 December 2003 amounted to RM203.5 million.

However, these higher profits have been set-off by lower profit from the Leisure & Hospitality Division mainly due to the adverse effects of the SARS outbreak in the region during the second quarter of 2003. The lower profit from the Properties Division is due to the inclusion of the gain arising from the disposal of the Group's interest in the Regent Development site in Sydney, Australia in the fourth quarter of 2002.

The share of losses of associated companies for the current financial year ended 31 December 2003 is due to the share of losses of SCL of RM88.0 million compared to a share of profit of RM88.7 million in the previous year. The losses of SCL is as explained above.

The share of results of associated companies in the previous year had included the share of profit of GSP, which had been equity accounted for until 31 March 2003 when the acquisition by the Group of the additional controlling stake of 20% in GSP was completed.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the immediate Preceding Quarter**

The Group registered a profit before tax of RM362.4 million in the current quarter as compared to RM513.7 million in the preceding quarter, which is a decrease of 29%.

The Leisure & Hospitality Division's profit improved by 15% over the preceding quarter. The underlying performance of this Division is better in the current quarter due to more festive and school holidays in the current quarter, which resulted in increase in visitor arrivals to the Genting Highlands Resort.

The profit from the Plantations Division improved by 16% due to higher selling prices of palm products.

The Oil & Gas Division's profit decreased by 47% due mainly to higher costs incurred in the current quarter.

The current quarter's profit has also been affected by the share of losses of SCL of RM125.4 million compared to a share of profit of RM77.1 million in the preceding quarter.

3. **Prospects**

In line with the government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Leisure & Hospitality Division's performance is expected to be satisfactory for the coming financial year.

Barring any unforeseen circumstances, the performance of the other Divisions in the Group is also expected to be satisfactory for the coming financial year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the financial year.

5. **Taxation**

The breakdown of tax charges for the current quarter and financial year ended 31 December 2003 are as set out below:

	Current Quarter RM'000	**Current financial year ended 31 Dec 2003 RM'000**
Current taxation		
Malaysian income taxation charge	92,984	450,007
Foreign income taxation charge	4,440	4,633
	97,424	454,640
Deferred taxation charge	54,594	37,638
Share of taxation of associated companies	1,962	13,880
	153,980	506,158
Prior period taxation		
Income tax over provided	(734)	(18,454)
Deferred tax over provided	(6,893)	(7,059)
	146,353	480,645

The effective tax rate of the Group for the current quarter and current financial year ended 31 December 2003, before the adjustment for over provision of income tax in prior years as disclosed above, is higher than the statutory tax rate mainly due to share of losses from an associated company and non-deductibility of certain expenses for tax purposes.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter and financial year ended 31 December 2003 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiary and Associated Companies**

(a) The dealings in quoted securities for the current quarter and financial year ended 31 December 2003 are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	143,091	143,091
Total disposal proceeds	-	30,706
Total gain on disposal	-	5,434

(b) The details of the investments in quoted shares, excluding subsidiary companies and associated companies, as at 31 December 2003 are as set out below:

	RM'000
Total investments at cost	268,123
Total investments at book value	248,328
Total investments at market value	330,665

8. **Status of Corporate Proposals Announced**

On 22 May 2002, the Company announced that Mastika had entered into a Share Sale Agreement ("SSA") with TNB on 21 May 2002 for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million ("Proposed Share Acquisition"). In the SSA, both parties have agreed that subject to the approval of all relevant authorities, SPSB's power plant will be commissioned no earlier than Year 2007.

An initial payment of 10% of the purchase consideration amounting to RM6.57 million has been paid and the balance of 90% will be paid on the Completion Date which is within 14 days after all Conditions Precedent are satisfied.

As at 19 February 2004, the completion of the Proposed Share Acquisition is still outstanding pending the execution of the shareholder's agreement.

Other than the above and that disclosed in Note (j) in part I of this interim financial report, there are no corporate proposals announced but not completed as at 19 February 2004.

9. **Group Borrowings and Debt Securities**

The details of the Group's borrowings and debt securities as at 31 December 2003 are as set out below:

	Secured/ Unsecured	Foreign Currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 18,766 -	71,311 178,000
Long term borrowings	Unsecured	USD 565,810 -	2,150,077 65,000

10. **Off Balance Sheet Financial Instruments**

As at 19 February 2004, the Group had the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	2,180	13/05/2003 to 04/02/2004	24/02/2004 to 26/04/2004
Swiss Francs	5,654	03/07/2003 to 30/01/2004	27/02/2004 to 30/06/2004
Euro	1,646	05/12/2003 to 21/01/2004	31/03/2004 to 30/06/2004
Singapore Dollars	1,572	05/12/2003 to 21/01/2004	27/02/2004 to 30/06/2004
Japanese Yen	122,025	05/12/2003 to 21/01/2004	27/02/2004 to 30/06/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

Euro Medium Term Notes ("Notes") for SGD100 million which were issued on 26 May 2000 matured on 26 May 2003.

The CCS agreements to convert the SGD Notes into a fixed rate USD liability and which were entered into on 26 May 2000 and 3 August 2000 terminated on 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

i) Notes for USD26 million which were issued on 16 June 2000 matured on 16 June 2003.

The IRS agreement to fix the interest rate payable on that tranche of the loan and which was entered into on 8 August 2000 terminated on 16 June 2003.

ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD'000	Outstanding Amounts USD'000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000
24 July 2003	25 October 2003	24/04/2005	30,000	30,000
24 July 2003	25 October 2003	25/04/2006	30,000	30,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Contract Amounts USD'000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468
16 January 2004	28 May 2004	29/11/2004 to 27/11/2007	27,532

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11. **Changes in Material Litigation**

Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company and Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly-owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and TBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah which was acquired by TBSB from Hap Seng Consolidated Berhad ("the Tongod Land"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and TBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction").

The hearing for the Injunction has now been fixed on 18 March 2004. ADB's solicitors maintain their opinion that the Plaintiff's action is misconceived and unsustainable.

Other than the above, there are no other changes in material litigation since the last financial year ended 31 December 2002 and up to 19 February 2004.

12. **Dividend Proposed or Declared**

(a) i) A final ordinary dividend for the financial year ended 31 December 2003 has been recommended by the Directors for approval by shareholders;

ii) The recommended final dividend, if approved, will amount to 14.5 sen per ordinary share of 50 sen each, less 28% tax;

iii) The final dividend paid for the previous financial year ended 31 December 2002 was 13.5 sen per ordinary share of 50 sen each, less 28% tax; and

iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date; and

(b) Total dividend payable for the current financial year ended 31 December 2003, including the above recommended final dividend, if approved, will amount to 21.5 sen per ordinary share of 50 sen each, less 28% tax.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2003 are as follows:

	Current quarter RM'000	**Financial year ended 31 Dec 2003 RM'000**
Net profit for the period (used as numerator for the computation of Basic EPS)	150,593	713,811
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	(287)	(474)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 56.8% owned subsidiary of the Company	(422)	(476)
Net profit for the period (used as numerator for the computation of Diluted EPS)	149,884	712,861

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2003 are as follows:

	Current quarter No. of shares	Financial year ended 31 Dec 2003 No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	704,338,954	704,338,954
Adjustment for share options granted under the New ESOS to executives of Genting Berhad	1,133,479	223,051
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	705,472,433	704,562,005

As at 31 December 2003, the Company has 675,000 and 6,951,000 unissued ordinary shares outstanding under the previous executive share option scheme ("Previous ESOS") and the new executive share option scheme ("New ESOS") respectively. The outstanding options under the Previous ESOS are due to expire on 15 December 2004. The New ESOS became effective on 12 August 2002 for a duration of ten years and expire on 11 August 2012. Tranche 1 of the New ESOS comprising of 6,890,000 ordinary shares was offered on 2 September 2002 whilst Tranche 2 comprising 61,000 ordinary shares was offered on 29 November 2002. The eligible executives of the Group who hold the outstanding options of the Previous ESOS are allowed to participate in the New ESOS provided that they surrender their outstanding options under the Previous ESOS before participating in the New ESOS.

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
GENTING BERHAD

26 February 2004